FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated April 06, 2011

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

FITCH ASSIGNS INVESTMENT GRADE TO BRF

Fitch Ratings assigns BBB- rating to BRF - Brasil Foods with stable outlook.

The classification of BRF as investment grade will permit greater visibility, opportunity and access to investors, confirming the strategic focus of a global class company. In the report published by Fitch, the rating is supported by BRF’s strong business profile constituting one of the largest producers and distributors of food, the company’s higher returns and moderate leverage. The ratings also incorporate an outlook for continuing improvement in returns and margins, benefiting not only from the strong demand for BRF’s products but also synergies from the merger with Sadia in progress. Fitch expects the company to continue to exercise a strategy of diversification and growth both organically as well as through acquisitions which could tighten cash generation in the short term and could result in higher leverage. On the positive front, BRF has a long tradition of capital injections to support the balance sheet during the execution of its growth strategy.

The rating agency highlights the diversification of the businesses, management and reduction of the risks, the sustained long-term strategy, as well as, emphasizing the high standards of corporate governance, BRF’s financial equilibrium in addition to the significant improvement in margins and results announced for 2010 by the Company.

São Paulo, April 6 2011

Leopoldo Viriato Saboya

Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   April 06, 2011

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director